[LETTERHEAD OF DR PEPPER SNAPPLE GROUP, INC.]

April 22, 2008

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Dr Pepper Snapple Group, Inc. (the “Company”) Registration Statement on Form 10 (File No. 001-33829)

Ladies and Gentleman:

     Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, we respectfully request that the effective date of the Registration Statement on Form 10 (File No. 001-33829) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4 p.m. Eastern Daylight Time on April 22, 2008 or as soon as practicable thereafter.

     The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Stephen T. Giove of Shearman & Sterling LLP at (212) 848-7325 and that such effectiveness also be confirmed in writing.

Very truly yours,

DR PEPPER SNAPPLE GROUP, INC

/s/ JAMES L. BALDWIN, JR.
By: James L. Baldwin, Jr. Title: Executive Vice President, General Counsel and Secretary